UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*
Angel Pond Holdings Corporation
(Name of Issuer)
Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
G0447J110**
(CUSIP Number)
May 19, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** (See Item 2(e))
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,475,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,475,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,475,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.90%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,172,756

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,172,756

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,172,756

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

67,665

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

67,665

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,665

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

67,665

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

67,665

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,665

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

683,470

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

683,470

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

683,470

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,489,286

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,489,286

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,489,286

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

73,821

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

73,821

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,821

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

160,758

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

160,758

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,758

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

234,579

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

234,579

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,579

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

This statement is filed with respect to Ordinary Shares (as defined below) of the Issuer (as defined below) beneficially owned by the Reporting Persons (as defined below) as of May 19, 2021.
Item 1(a).	Name of Issuer:
Angel Pond Holdings Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
950 Third Avenue, 25th Floor
New York, NY 10022
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
-	Robert S. Pitts, Jr., a United States Citizen (“Mr. Pitts”).
-	Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”).
-	Steadfast Financial LP, a Delaware limited partnership (“Steadfast Financial”).
-	Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).
-	American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).
-	Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the “Offshore Fund”).
-	Steadfast Long Capital, L.P., a Delaware limited partnership (“Steadfast Long Capital”).
-	Steadfast Long Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Long Offshore Fund”).
-	Steadfast Long Financial LP, a Delaware limited partnership (“Steadfast Long Financial”).
Mr. Pitts is the controlling principal of the Investment Manager, Steadfast Financial, and Steadfast Long Financial. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund. Steadfast Financial has the power to vote and dispose of the securities held by Steadfast Capital. Steadfast Long Financial has the power to vote and dispose of the securities held by Steadfast Long Capital and the Long Offshore Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of each of Mr. Pitts, the Investment Manager, Steadfast Financial, Steadfast Capital, American Steadfast, Steadfast Long Capital, and Steadfast Long Financial is 450 Park Avenue, 20th Floor, New York, New York 10022.
The business address of each of the Offshore Fund and the Long Offshore Fund is c/o Estera Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108.
Item 2(c).	Citizenship:
Mr. Pitts is a citizen of the United States.

Each of the Investment Manager, Steadfast Financial, Steadfast Capital, American Steadfast, Steadfast Long Capital, and Steadfast Long Financial is a limited partnership formed under the laws of the State of Delaware.
The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.
The Long Offshore Fund is an exempted limited partnership formed under the laws of the Cayman Islands.
Item 2(d).	Title of Class of Securities:
Class A Ordinary Shares, $0.0001 par value per share (“Ordinary Shares”)
Item 2(e).	CUSIP Number:
As of the date of this Schedule 13G, a CUSIP number for the Issuer’s Ordinary Shares is not available. The CUSIP number for the Issuer’s units (the “Units”) is G0447J110.  See Item 4(a) below.

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:

The reporting persons beneficially own an aggregate of 2,475,000 of the Issuer’s Ordinary Shares as a result of holding 2,475,000 of the Units. Each Unit consists of one Ordinary Share and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Ordinary Shares. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering. Specifically:
(i)	Mr. Pitts beneficially owns 2,475,000 Ordinary Shares.
(ii)	The Investment Manager beneficially owns 2,172,756 Ordinary Shares.
(iii)	Steadfast Financial beneficially owns 67,665 Ordinary Shares.
(iv)	Steadfast Capital beneficially owns 67,665 Ordinary Shares.
(v)	American Steadfast beneficially owns 683,470 Ordinary Shares.
(vi)	The Offshore Fund beneficially owns 1,489,286 Ordinary Shares.
(vii)	Steadfast Long Capital beneficially owns 73,821 Ordinary Shares.
(viii)	The Long Offshore Fund beneficially owns 160,758 Ordinary Shares.
(ix)	Steadfast Long Financial beneficially owns 234,579 Ordinary Shares.
(x)	Collectively, the Reporting Persons beneficially own 2,475,000 Ordinary Shares.
(b)	Percent of class:
The Reporting Persons may be deemed to beneficially own 2,475,000 Ordinary Shares or 9.9% of the Issuer’s Ordinary Shares outstanding (see Item 4(a) above), which percentage was calculated based on 25,000,000 Ordinary Shares outstanding as of May 26, 2021, as per the information reported in the Issuer’s Form 8-K filed May 26, 2021.  Specifically:
(i)	Mr. Pitts’ beneficial ownership of 2,475,000 Ordinary Shares represents 9.9% of the outstanding Ordinary Shares.
(ii)	The Investment Manager’s beneficial ownership of 2,172,756 Ordinary Shares represents 8.7% of the outstanding Ordinary Shares.
(iii)	Steadfast Financial’s beneficial ownership of 67,665 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(iv)	Steadfast Capital’s beneficial ownership of 67,665 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(v)	American Steadfast’s beneficial ownership of 683,470 Ordinary Shares represents 2.7% of the outstanding Ordinary Shares.
(vi)	The Offshore Fund’s beneficial ownership of 1,489,286 Ordinary Shares represents 5.9% of the outstanding Ordinary Shares.
(vii)	Steadfast Long Capital’s beneficial ownership of 73,821 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.

(viii)	The Long Offshore Fund’s beneficial ownership of 160,758 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(ix)	Steadfast Long Financial’s beneficial ownership of 234,579 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(x)	Collectively, the Reporting Persons’ beneficial ownership of 2,475,000 Ordinary Shares represents 9.9% of the outstanding Ordinary Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Ordinary Shares:
Not applicable.
(ii)	Shared power to vote or to direct the vote of Ordinary Shares:
Steadfast Capital has shared power with Steadfast Financial and Mr. Pitts to vote or direct the vote of the 67,665 Ordinary Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 683,470 Ordinary Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 1,489,286 Ordinary Shares beneficially owned by the Offshore Fund.
Steadfast Long Capital has shared power with Steadfast Long Financial and Mr. Pitts to vote or direct the vote of the 73,821 Ordinary Shares beneficially owned by Steadfast Long Capital.
The Long Offshore Fund has shared power with Steadfast Long Financial and Mr. Pitts to vote or direct the vote of the 160,758 Ordinary Shares beneficially owned by the Long Offshore Fund.
(iii)	Sole power to dispose or to direct the disposition of Ordinary Shares:
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of Ordinary Shares:
Steadfast Capital has shared power with Steadfast Financial and Mr. Pitts to dispose or direct the disposition of the 67,665 Ordinary Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 683,470 Ordinary Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 1,489,286 Ordinary Shares beneficially owned by the Offshore Fund.

Steadfast Long Capital has shared power with Steadfast Long Financial and Mr. Pitts to dispose or direct the disposition of the 73,821 Ordinary Shares beneficially owned by Steadfast Long Capital.
The Long Offshore Fund has shared power with Steadfast Long Financial and Mr. Pitts to dispose or direct the disposition of the 160,758 Ordinary Shares beneficially owned by the Long Offshore Fund.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit B.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  June 1, 2021
STEADFAST CAPITAL MANAGEMENT LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
Director

STEADFAST LONG CAPITAL, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG CAPITAL MASTER FUND, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Ordinary Shares of Angel Pond Holdings Corporation dated June 1, 2021 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:  June 1, 2021
STEADFAST CAPITAL MANAGEMENT LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
Director

STEADFAST LONG CAPITAL, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG CAPITAL MASTER FUND, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.

EXHIBIT B
Robert S. Pitts, Jr.
Steadfast Capital Management LP
Steadfast Financial LP
Steadfast Capital, L.P.
American Steadfast, L.P.
Steadfast International Master Fund Ltd.
Steadfast Long Capital, L.P.
Steadfast Long Capital Master Fund, L.P.
Steadfast Long Financial LP